FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August 2017

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X   Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.          An announcement regarding issue of super short-term debentures of Huaneng Power International, Inc. (the Registrant”);
2.          An announcement regarding the plan for non-public issuance of A shares in 2017 by the Registrant; and
3.          An announcement regarding feasibility analysis report on the investment projects with the proceeds of the non-public issuance of A shares;

Each made by the Registrant dated as of August 22, 2017.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT
ISSUE OF SUPER SHORT-TERM DEBENTURES
This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

As resolved at the 2016 annual general meeting of Huaneng Power International, Inc. (the “Company”) held on 13 June 2017, the Company has been given a mandate to issue super short-term debentures (in either one or multiple tranches on rolling basis) with a principal amount of up to RMB32 billion (which means that the outstanding principal balance of the super short-term debentures in issue shall not exceed RMB32 billion at any time within the period as prescribed herein) in the PRC within 24 months from the date on which the shareholders’ approval was obtained.

The Company has recently completed the issue of the sixth tranche of the Company’s super short-term debentures for 2017 (the “Debentures”). The total issuing amount was RMB4 billion with a maturity period of 60 days whereas the unit face value is RMB100 and the interest rate is 3.96%.

China CITIC Bank Corporation Limited acts as the lead underwriter to form the underwriting syndicate for the Debentures, which were placed through book-building and issued in the domestic bond market among banks. The proceeds from the Debentures will be used to supplement the working capital of the headquarters of the Company and adjust debts structure.

The relevant documents in respect of the Debentures are posted on China Money and Shanghai Clearing House at websites of www.chinamoney.com.cn and www.shclearing.com, respectively.

The Debentures do not constitute any transaction under Chapter 14 and Chapter 14A of the Listing Rules.

By Order of the Board Huaneng Power International, Inc. Huang Chaoquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Guo Junming (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Fan Xiaxia (Executive Director)	Xu Haifeng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
22 August 2017

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

By Order of the Board Huaneng Power International, Inc Huang Chaoquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Guo Junming (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Fan Xiaxia (Executive Director)	Xu Haifeng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
22 August 2017

Stock Code of A Share: 600011	Short Name (A Share): Huaneng Guoji No. 2017-041

Stock Code of H Share: 902	Short Name (H Share): Huaneng Power International

HUANENG POWER INTERNATIONAL, INC.

THE PLAN FOR NON-PUBLIC ISSUANCE OF
 A SHARES IN 2017

(REVISED)

AUGUST 2017

Issuer’s Statement

1.
The Company and all the members of the Board warrant that the contents of the Announcements are true, accurate and complete, without any false records, misleading statements or material omissions, and that they will bear the individual and joint liability for false statements, misleading statements or material omissions in the Announcement.

2.
After the completion of this non-public issuance of shares, the Company shall be responsible for the changes in the Company’s operation and income. The investors shall be responsible for the investment risk caused by this issuance.

3.	The Plan is the statement from the Company’s Board about this issuance. Any inconsistent statement with it is the false statement.

4.
The matters mentioned in this Plan do not represent the approving authority’s substantive judgment, confirmation or approval of the relevant matters concerning the relevant issues of this insurance. The entry into force and completion of the relevant matters mentioned in this Plan are subject to the review or approval of the relevant approving authority.

5.	In case of any questions, the investors shall consult their own stockbrokers, lawyers, professional accountants or other professional advisors.

Important Note

1.
The plan for the non-public issuance of A shares has been considered and approved by the 25th Meeting of the Eight Session of the Board of the Company and the 2nd Temporary General Meeting of Shareholders in 2017. The non-public issuance of A shares has received approval from the State- Owned Assets Supervision and Administration Commission of the State Council. Pursuant to the provisions of the Notice of the First Round of Comments on the Review of Administrative Permission Project of CSRC (No. 171055), the Company provided additional disclosure, within the authorised scope, on relevant information concerning the Plan for Non-Public Issuance of A Shares of Huaneng Power International, Inc. in 2017 at the 2nd Temporary General Meeting of Shareholders in 2017. In addition, according to the provisions of the Company Law, the Securities Law, the Administrative Measures for the Issuance of Securities by Listed Companies and other relevant Chinese laws, regulations and regulatory documents (hereinafter collectively the “laws and regulations”), the non- public issuance of A shares needs to be approved by the CSRC.

2.
The target investors of the non-public issuance of A shares are no more than 10 specific ones including securities investment fund management companies, securities companies, trust and investment companies, finance companies, insurance institutional investors, qualified foreign institutional investors and other domestic corporate investors and natural persons, etc., which are in line with the provisions of the China Securities Regulatory Commission. Securities investment fund management company shall be regarded as one target investor if subscribed shares with two and more funds under its management; as for the target investor which is an trust and investment company shall only subscribe shares with its own funds. The controlling shareholder of the Company, Huaneng Development Company and Huaneng Group, and the enterprises under its control do not participate in the subscription of this non-public issuance.

After the obtaining of approval from CSRC, ultimate target investors will be determined by the Board through negotiating with the sponsor (lead underwriter) of the non-public issuance according to the subscription of the investors in accordance with the scope of authorization from the Shareholders at the general meeting. All the target investors will subscribe for the shares under the non-public issuance in cash.

3.
Huaneng Group holds 47.16% shares in the Company and the actual controller is the SASAC of State Council. This non-public issuance will not lead to the change of the Company’s controlling shareholder or actual controller.

4.
The total number of non-public issuance of shares does not exceed 800,000,000 shares (inclusive); the number of shares issued approved by the CSRC shall prevail. In case of dividend distribution, share allocation, capital reserve turning to increase capital and other ex-right and ex-dividend matters during the period from the date on which the Board Resolution on this non-public issuance is adopted to the issuance date, the Company shall adjust the number of shares to be issued accordingly.

5.
The pricing ex-date of this non-public issuance is the first day of issuance. The issuance price of the non-public issuance is not less than 90% of the average price of the Company’s shares on the 20 trading days prior to the pricing ex-date (The formula is: The average price of share price of 20 trading days before the pricing ex-date=The total trading amount of shares during the 20 trading days before the pricing ex-date/The total amount of stock transactions during the 20 trading days before the pricing ex-date).

Issue Price will be negotiated and determined in the principle of price priority by the board of the Company (as authorized by the shareholders’ meeting) and the sponsor (major underwriter) based upon the subscription price of investors in accordance with “Implementation Rules of Non-public Offering of Shares of Listed Companies” (as revised in 2017) after this non-public issuance is approved by CSRC.

6.	The gross proceeds raised by this non-public issuance is not more than RMB5,000,000,000; after deducting the issuance expenses, it shall be used for the following projects:

S/N	Project name	Total investment in the Project (RMB0’000)	Proceeds proposed to be invested in the Project (RMB0’000)
1	Xiegang Gas Turbine Project in Guangdong (800MW)	360,000.00	72,000.00
2	Dafeng Offshore Wind Power Project in Jiangsu (300MW)	564,815.00	248,227.23
3	Mianchi Phoenix Mountain Wind Power Project in Henan (100MW)	85,381.85	17,076.37
4	Longchi Wind Power Project in Anhui (100MW)	85,622.00	17,124.40
5	Yangpu Thermal Power Project in Hainan (700MW)	401,300.00	72,234.00
6	Ruijin Coal-fired Power Project Phase II in Jiangxi (2000MW)	719,000.00	73,338.00
Total		2,216,118.85	500,000.00

If the actual net proceeds raised is less than the amount of proceeds proposed to be invested, the insufficient part shall be raised by the Company itself. Before the proceeds raised by this non-public issuance of shares is put in place, the Company will invest the proceeds raised by itself first according to the actual project progress, and replace it after the proceeds is in place.

7.
According to the provisions of the Notice on Further Implementing Relevant Matters Concerning Cash Dividends of Listed Companies, the Regulatory Guidelines for Listed Companies No.3 – Cash dividends of listed Companies and relevant CSRC provisions, the Company formulated the Shareholders’ Return Plan of Huaneng Power International, Inc. in the Next Three Years (2017 – 2019). For details, please refer to the “Chapter 5 The Board of Directors’ on Profit Distribution Policy” of this plan.

8.
According to the provisions of the Guiding Opinions on Issues Concerning Diluted Immediate Returns Due to IPO and Refinancing, Significant Asset Restructuring promulgated by CSRC, the Company has made analysis on whether the non-public offering will dilute immediate returns, please refer to “Section 6 The Impact of the Diluted Immediate Returns of this Issuance on the Company’s Major Financial Indicators and the Measures to be Taken by the Company” in this plan for details.

9.	The Company’s rolling undistributed profits before this non-public issuance will be shared among the Company’s old and new shareholders based upon the proportion of shares held by them.

10.	A shares subscribed under this non-public issuance may not be transferred within 12 months following the close of this non-public issuance.

11.	The resolution on the non-public issuance is valid for twelve months since the date on which the resolution on the non-public issuance of shares is considered and approved by the general meeting.

Contents

Issuer’s Statement		1

Important Note		2

Interpretation		8

Section 1	Summary of Non-public Issuance of A Shares	10

I.	Basic information of the issuer	10

II.	Background and purpose of this non-public issuance	11

III.	Target investors and their relationship with the Company	12

IV.	Summary of this non-public issuance	12

V.	Whether this issuance constitutes a related party transaction or not	15

VI.	Whether this issuance will lead to the changes in corporate control .	15

VII.	The approvals obtained for the plan of this non-public issuance from the relevant authorities and the approval process needed to be submitted	15

Section 2	Feasibility Analysis on the Use of Proceeds Raised by this Issuance	16

Section 3	Discussion and Analysis of the Board on the Impact of this Issuance on the Company	25

I.	Whether there is an integration plan for the Company’s businesses and assets after this issuance; whether the Articles of Association shall be adjusted; the expected changes in the shareholder structure, senior management structure and business structure	25

II.	Changes in the Company’s financial condition, profitability and cash flow	25

III.	Changes in the business relationship, management relations, related party transactions and industry competition between the Company and the controlling shareholder and its associates	26

IV.	After this issuance has been completed, whether the Company has any circumstance that funds and assets are occupied by the controlling shareholder and its associates, or the listed company provides guarantee for the controlling shareholder and its associates	26

V.	Whether the Company’s debt structure is reasonable; whether the liabilities (including contingent liabilities) are greatly increased by this issuance; whether the debt ratio is too low and the financial costs are unreasonable	26

Section 4	Risks associated with this issuance	27

I.	Risks of economic cycle	27

II.	Risks of electricity tariff adjustment	27

III.	Risks of coal market	27

IV.	Risks of environmental policy	28

V.	Risks of power project investment	28

VI.	Risks of approval	28

VII.	Risks of earnings per share and diluted ROE	28

VIII.	Management risks	29

IX.	Risks of stock market volatility	29

Section 5.	The Statement of the Board on Profit Distribution Policy	30

I.	Company’s profit distribution policy	30

II.	The Company’s cash dividends and undistributed profits in the last three years	32

III.	The Company’s shareholder return plan in the next three years	33

Section 6	Impact of the diluted immediate returns of this issuance on the Company’s major financial indicators and the measures to be taken by the Company .	35

I.	The impact of diluted immediate returns of this non-public shares issuance on the Company’s major financial indicators	35

II.	Special risk warning for diluted immediate returns on this issuance	38

III.	Necessity and rationality for the Board to choose this non-public issuance	39

IV.	Relationship between the projects invested by the proceeds and the Company’s existing business; reserve of staff, technology, market and other aspects of projects that raise capital	40

V.	Make-up measures for the diluted immediate returns of this non-public issuance from the Company	41

VI.	Commitments issued by related parties	42

Section 7	Other matters that need to be disclosed	43

Interpretation
Unless otherwise stated in this Plan, the definitions of the following terms are as follows:

Issuer, the Company, Company, Huaneng International	means	Huaneng Power International, Inc.

Huaneng Group	means	China Huaneng Group

Huaneng Development Company, the controlling shareholder	means	Huaneng International Power Development Corporation

Issuance, this issuance, the non- public issuance	means	The behavior of Huaneng Power International, Inc. to make non-public issuance of A shares in 2017

The Plan	means	The Plan of Huaneng Power International, Inc. for Non- public Issuance of A Shares in 2017

Pricing ex-date	means	The first day of the non-public issuance

National Development and Reform Commission (NDRC)	means	National Development and Reform Commission (NDRC) People’s Republic of China

SASAC of State Council	means	The State-owned Assets Supervision and Administration Commission of the State Council

CSRC	means	China Securities Regulatory Commission

Ministry of Land and Resources	means	Ministry of Land and Resources of the People’s Republic of China

Ministry of Environmental Protection	means	The Ministry of Environmental Protection of the People’s Republic of China

SSE	means	Shanghai Stock Exchange

SEHK	means	The Stock Exchange of Hong Kong Limited

Company Law	means	Company Law of the People’s Republic of China

Securities Law	means	Securities Law of the People’s Republic of China

A Share	means	Ordinary shares issued to the domestic investors, listed on the domestic stock exchange, denominated in par value of RMB, subscribed and traded in RMB with the approval from the CSRC

H Share	means	Shares approved to be listed on SEHK, denominated in RMB and subscribed and traded in HK dollar

RMB, RMB0’000, RMB100 million	means	RMB, RMB10,000, RMB100,000,000

Installed capacity	means	For a power generation enterprise, it is the sum of its rated capacity of all generating units

On-grid electricity volume	means	Volume of electricity generated by the power plant and connected to the power grid connection point

On-grid electricity tariff	means	Price of on-grid electricity settled by the electricity purchaser with the power generation enterprise

kW, MW	means	Measurement unit of electric power, the specific conversion formula is 1 MW = 1,000 kW

kWh	means	Measurement unit of the quantity of electricity produced. One kilowatt-hour is the work of one-kw generator under continuous operation for an hour by the rated capacity. Commonly known as “degree”

Utilization hour	means	The electrical energy generated by the power generation unit (power plant) converted to the number of operating hour under full-output working condition at the rated capacity

In this Plan, there may be some difference between some total numbers and the sums of adding the numbers directly in terms of mantissa, which is caused by rounding.

Section 1          Summary of Non – public Issuance of A Shares

I.	BASIC INFORMATION OF THE ISSUER

The Company’s Chinese Name:	華能國際電力股份有限公司

The Company’s English Name:	Huaneng Power International, Inc.

Legal Representative:	Cao Peixi

Registered Capital:	RMB15,200,383,440

Total Equity:	15,200,383,440 shares

Short Name of the Company’s A-Shares:	Huaneng Gouji

The Company’s A-Shares Code:	600011

Date of Establishment:	June 30, 1994

Residence:	Huaneng Building, No. 6 Fuxingmen Nei Avenue, Xicheng District, Beijing

Office Address:	Huaneng Building, No. 6 Fuxingmen Nei Avenue, Xicheng District, Beijing

Postcode:	100031

Person in charge of information disclosure:	Huang Chaoquan

Contact No.:	010-63226999

Fax:	010-63226888

Business scope:
Investment, construction, operation and management of power plants; development, investment, operating mainly export-related enterprises; thermal production and supply (only limited to subsidiaries approved by the local government); power production (limited subsidiaries); and power supply. (The power supply and the items subject to approval in accordance with law shall be carried out as per the approval of relevant authorities.)

II.	BACKGROUND AND PURPOSE OF THIS NON-PUBLIC ISSUANCE

(I)	Background of this issuance

1.	The opportunity and challenge brought by the gradual deepening of the electric power system reform

The development of the power industry is closely related to the macroeconomic trend. At present, China’s economic trend towards growth in the medium to long term and the power industry still has a lot of room for development and growth potential. At the same time, with the gradual deepening of China’s power system reform, power companies are facing with new development opportunities and challenges. The changed interest pattern of power and electricity market will enable power companies to continue to enhance core competitiveness to improve profitability.

2.	Encouragement of national energy conservation and environmental protection policies

June 7, 2014, the State Council officially issued the Energy Development Strategy Action Plan (2014-2020), proposing to change the energy development mode, adjust and optimize the energy structure, innovate energy system and mechanism, focus on improving energy efficiency, strictly control the excessive growth of energy consumption, develop clean energy, promote green energy development, make scientific and technological progress, effectively improve the core competitiveness of the energy industry and build China’s energy upgrade version.

December 26, 2016, the National Energy Administration of National Development and Reform Commission issued the Thirteen Five-Year Plan for Energy Development, proposing requirements for six aspects including total energy consumption and intensity, energy structure adjustment, energy development layout, improving energy system efficiency and development quality, enhancing the energy security strategy protection ability, as well as strengthening innovation. During the “Thirteen Five-Year Plan” period, the proportion of non-fossil energy consumption had increased to more than 15%, the proportion of natural gas consumption had almost reached 10% and the proportion of coal consumption had decreased to 58% or less. If calculated according to the related indicators in the Planning, the non-fossil energy and natural gas consumption increment is more than three times of the coal consumption increment, accounting for more than 68% of the total energy consumption increment. It can be said that clean low-carbon energy will be the major force of energy supply increment during the “Thirteen Five-Year Plan” period.

The Company’s main business is thermal power generation with a small number of wind power and hydropower generating units. In the future, the Company will on one hand continue to enhance the core competitiveness in the field of thermal power, and on the other hand will continue to optimize and adjust the power supply structure according to the corresponding policies.

(II)	Purpose of this non-public issuance

According to its strategic planning and development needs, the Company is proposed to invest the proceeds raised by this non-public issuance of A shares in Xiegang Gas Turbine Project in Guangdong, Dafeng Offshore Wind Power Project in Jiangsu, Mianchi Phoenix Mountain Wind Power Project in Henan, Longchi Wind Power Project in Anhui, Yangpu Thermal Power Project in Hainan and Ruijing Coal-fired Power Project Phase II in Jiangxi. The non-public issuance will help the Company to enhance financial strength, improve the capital structure, optimize the financial condition; help the Company better grasp the historical opportunity for the industry to deepen the reform and development, further expand and strengthen the main business and enhance the Company’s overall core competitiveness.

III.	TARGET INVESTORS AND THEIR RELATIONSHIP WITH THE COMPANY

The target investors of the non-public issuance of A shares are no more than 10 specific ones including securities investment fund management companies, securities companies, trust and investment companies, finance companies, insurance institutional investors, qualified foreign institutional investors and other domestic corporate investors and natural persons, etc., which are in line with the provisions. Securities investment fund management company shall be regarded as one target investor if subscribed shares with more than two funds under its management; as for the target investor which is a trust and investment company shall only subscribe shares with its own funds.

After the obtaining of approval from CSRC, ultimate target investors will be determined by the Board through negotiating with the sponsor (lead underwriter) of the non-public issuance according to the subscription of the investors in accordance with the scope of authorization from the Shareholders at the general meeting.

The controlling shareholder of the Company, Huaneng Development Company and Huaneng Group, and the enterprises under its control do not participate in the subscription of this non-public issuance.

IV.	SUMMARY OF THIS NON-PUBLIC ISSUANCE

(I)	Issuing methods and issuing time

This issuance of shares is made in the form of non-public issuance. Shares are issued to specific objects at any appropriate time within six month after being approved by the China Securities Regulatory Commission.

(II)	Type and face value of the shares to be issued

The shares to be issued are domestic listed RMB ordinary shares (A shares), with face value of RMB1.00 each.

(III)	Target investors and subscription method

The target investors of the non-public issuance are no more than 10 specific ones including securities investment fund management companies, securities companies, trust and investment companies, finance companies, insurance institutional investors, qualified foreign institutional investors and other domestic corporate investors and natural persons, etc., which are in line with the provisions of the China Securities Regulatory Commission. Securities investment fund management company shall be regarded as one issue object if subscribed shares with two and more funds under its management; as the issue object, the trust and investment company shall only subscribe shares with its own funds. The controlling shareholder of the Company, Huaneng Development Company and Huaneng Group, and the enterprises under its control do not participate in the subscription of this non-public issuance.

After the obtaining of approval from CSRC, ultimate target investors will be determined by the Board through negotiating with the sponsor (lead underwriter) of this issuance according to the subscription of the investors in accordance with the scope of authorization from the Shareholders at the general meeting.

All the target investors will subscribe the shares under this issuance in cash.

(IV)	Pricing ex-date, issue price and pricing principles

The pricing ex-date of this non-public issuance is the first day of issuance. The issuance price of the non-public issuance is not less than 90% of the average price of the Company’s shares on the 20 trading days prior to the pricing ex-date (The formula is: The average price of share price of 20 trading days before the pricing ex-date=The total trading amount of shares during the 20 trading days before the pricing ex-date/The total amount of stock transactions during the 20 trading days before the pricing ex-date).

Issue Price will be negotiated and determined in the principle of price priority by the board of the Company (as authorized by the shareholders’ meeting) and the sponsor (major underwriter) based upon the subscription price of investors in accordance with “Implementation Rules of Non-public Offering of Shares of Listed Companies” (as revised in 2017) after this non-public issuance is approved by the CSRC.

(V)	Number of shares to be issued

The total number of non-public issuance of shares does not exceed 800,000,000 shares (inclusive); the number of shares issued approved by the CSRC shall prevail. In case of dividend distribution, share allocation, capital reserve turning to increase capital and other ex-right and ex-dividend matters during the period from the date on which the Board Resolution on this issuance is adopted to the issuance date, the Company shall adjust the number of shares to be issued accordingly.

(VI)	Lock-up period

A shares subscribed for under non-public issuance may not be transferred within 12 months following the close of this non-public offering.

(VII)	Amount and use of proceeds to be raised

The gross proceeds raised by this non-public issuance of A shares is not more than RMB 5,000,000,000, which is invested in Xiegang Gas Turbine Project in Guangdong, Dafeng Offshore Wind Power Project in Jiangsu, Mianchi Phoenix Mountain Wind Power Project in Henan, Longchi Wind Power Project in Anhui, Yangpu Thermal Power Project in Hainan and Ruijin Coal-fired Power Project Phase II in Jiangxi after deducting the issuance expenses. The details is as follows:

S/N	Project name	Total investment in the Project (RMB0’000)	Proceeds proposed to be invested in the Project (RMB0’000)
1	Xiegang Gas Turbine Project in Guangdong (800MW)	360,000.00	72,000.00
2	Dafeng Offshore Wind Power Project in Jiangsu (300MW)	564,815.00	248,227.23
3	Mianchi Phoenix Mountain Wind Power Project in Henan (100MW)	85,381.85	17,076.37
4	Longchi Wind Power Project in Anhui (100MW)	85,622.00	17,124.40
5	Yangpu Thermal Power Project in Hainan (700MW)	401,300.00	72,234.00
6	Ruijin Coal-fired Power Project Phase II in Jiangxi (2000MW)	719,000.00	73,338.00
Total		2,216,118.85	500,000.00

If the actual net proceeds raised is less than the amount of proceeds proposed to be invested, the insufficient part shall be raised by the Company itself. Before the capital raised by this non-public issuance of shares is put in place, the Company will invest the capital raised by itself first according to the actual project progress, and replace it after the proceeds is in place.

(VIII)	The arrangement of the undistributed profits before the non-public issuance

The undistributed profits of the Company before this non-public issuance shall be shared by the old and new shareholders after the non-public issuance is completed.

(IX)	The valid period of the resolution of the issuance

The resolution on the non-public issuance is valid for twelve months since the date on which the proposal regarding issuance is considered and approved by the general meeting.

(X)	Place of listing

The Company will apply for the listing of the shares under this issuance on SSE.
V.	WHETHER THIS ISSUANCE CONSTITUTES A RELATED PARTY TRANSACTION OR NOT

The non-public issuance of shares does not constitute a related party transaction.

VI.	WHETHER THIS ISSUANCE WILL LEAD TO THE CHANGES IN CORPORATE CONTROL

The total number of A shares to be issued under this non-public issuance of A shares will not exceed 800,000,000 shares. By the date when this plan is put forward, Huaneng Group directly and indirectly holds 7.168 billion shares of the Company, which is 47.16% of the total number of shares of the Company. Calculated at the upper limit of the number of shares to be issued under this non-public issuance, after this non-public issuance, Huaneng Group will directly or indirectly hold 44.80% of the total number of shares of the Company. Consequently, this non-public issuance will not lead to the change of the Company’s control.

VII.	THE APPROVALS OBTAINED FOR THE PLAN FOR THIS NON-PUBLIC ISSUANCE FROM THE RELEVANT AUTHORITIES AND THE APPROVAL PROCESS NEEDED TO BE SUBMITTED

The plan for this non-public issuance of A shares has been approved by the 25th Meeting of the eighth Session of Board held on March 27, 2017. According to the relevant provisions, this issuance plan shall be subject to approval from the state-owned assets supervision and management departments and to be consider and approved by the general meeting.

After being considered and approved by the Company’s general meeting, according to the provisions of the Company Law, the Securities Law, the Administrative Measures for the Issuance of Securities by Listed Companies, the Detailed Implementation Rules for the Non-public Issuance of Stocks by Listed Companies (Revision in 2017) and other relevant laws, regulations and regulatory documents, the application shall be submitted to the CSRC for approval. After being approved by the CSRC, the Company shall apply at the Shanghai Stock Exchange and the Shanghai Branch of China Securities Depository & Clearing Corporation Limited (CSDCC) for handling the stock issuance and listing, so as to complete all reporting and approval procedures of this non-public issuance of shares.

Section 2.          Feasibility Analysis on the Use of Proceeds Raised by this Issuance

I.	PLAN FOR THE USE AND INVESTMENT OF CAPITAL RAISED

The gross proceeds raised by this non-public issuance of A shares is not more than RMB 5,000,000,000, which is invested in Xiegang Gas Turbine Project in Guangdong, Dafeng Offshore Wind Power Project in Jiangsu, Mianchi Phoenix Mountain Wind Power Project in Henan, Longchi Wind Power Project in Anhui, Yangpu Thermal Power Project in Hainan and Ruijin Coal-fired Power Project Phase II in Jiangxi after deducting the issuance expenses. The details is as follows:

S/N	Project name	Total investment in the Project (RMB0’000)	Proceeds proposed to be invested in the Project (RMB0’000)
1	Xiegang Gas Turbine Project in Guangdong (800MW)	360,000.00	72,000.00
2	Dafeng Offshore Wind Power Project in Jiangsu (300MW)	564,815.00	248,227.23
3	Mianchi Phoenix Mountain Wind Power Project in Henan (100MW)	85,381.85	17,076.37
4	Longchi Wind Power Project in Anhui (100MW)	85,622.00	17,124.40
5	Yangpu Thermal Power Project in Hainan (700MW)	401,300.00	72,234.00
6	Ruijin Coal-fired Power Project Phase II in Jiangxi (2000MW)	719,000.00	73,338.00
Total		2,216,118.85	500,000.00

If the actual net proceeds raised is less than the amount of proceeds proposed to be invested, the insufficient part shall be raised by the Company itself. Before the capital raised by this non-public issuance of shares is put in place, the Company will invest the capital raised by itself first according to the actual project progress, and replace it after the proceeds is in place.

II.	BASIC INFORMATION OF AND FEASIBILITY ANALYSIS ON PROJECTS INVESTED BY THE PROCEEDS

(I)	Xiegang Gas Turbine Project in Guangdong

1.	Basic information of the Project

The Project is located in Xiegang Town, Dongguan City, Guangdong Province, which is a gas and steam combined cycle cogeneration project approved by the Guangdong Provincial Development and Reform Commission. The project is proposed to build a 2 × 400MW grade (F grade improved) gas and steam combined cycle cogeneration unit with a total investment of RMB33.66 billion, with RMB720 million, from the proceeds under this issuance.

2.	Background and necessity of the Project

Since the reform and opening up, Guangdong’s social economy has maintained rapid and stable development, and the demand for electricity has also increased rapidly. During the “13th Five-Year Plan” period, there is still a certain gap in power supply in Guangdong Province. Dongguan is located in the heart of the Pearl River Delta, and is one of the important load center of the Guangdong power grid. The region enjoys a convenient transportation with Hong Kong and Macao as its neighbors; it has a developed economy, with increasing power consumption. Currently Dongguan mainly relies on the power supply of the provincial power network. With the accelerated decommissioning of small thermal power plant, power supply for Dongguan becomes increasingly tense.

Through the construction of gas and thermal power plant co-production project, this project not only meets the needs for central heating, but also improves the reliability of power supply. It can ease the pressure of provincial network power supply to Dongguan Power Grid, meet the increasing needs of Dongguan City and the power needs in the neighbourhood of the power plant, improve the efficiency of use, which plays a positive role in improving the environmental quality of Dongguan City, achieving energy-saving emission reduction and the construction of a low-carbon city, and is conducive to sustainable development in the local area.

3.	Economic benefit assessment

According to feasibility study report of the Project, the financial internal rate of return (FIRR) on the investment is 8.69%, and the Project has a good economic benefit.

4.	Project approval

(1)
“Pre-trial Views of Guangdong Provincial Department of Land and Resources on the Used of Land in the Huaneng Dongguan Xiegang Gas-fired Combined Heat and Power Co-production Project” (YGTZ(Y)H [2014] No. 93) has been obtained for the Project.

(2)
The “Reply of the Environmental Protection Department of Guangdong Province on the Approval of the Environmental Impact Report of the First Phase (2 × 400MW) Project of Huaneng Dongguan Xiegang Gas-fired Combined Heat and Power Co-production Project (YHP[2014] No.428) has been obtained for the Project in December 2014.

(3)
The “Reply of the Guangdong Provincial Development and Reform Commission on the approval of the Huaneng Dongguan Xiegang Gas-fired Combined Heat and Power Co-production Project” (YFGNDH[2015] No.3518) has been obtained for the Project in August 2015.

(II)	Dafeng Offshore Wind Power Project in Jiangsu

1.	Basic information of the Project

The Project is located in Maozhusha of the Sea Area in Dafeng District, Jiangsu Province. As an offshore wind power project approved by the Jiangsu Provincial Development and Reform Commission, the Project is close to Mishu Yanghaicao to the east, Chenjiawucao to the west, Maoyuhang to the north and Shichuanhang to the south. The Project will install 75 wind turbine units with the single capacity of 4MW and total capacity of 300MW. The Project’s total investment is RMB5,648.15 million, with RMB2,482.2723 million from the proceeds under by this issuance.

2.	Background and necessity of the Project

Wind resource is one of the renewable energies with the best conditions for commercial and large-scale development. Both China and other foreign countries have very advanced technologies and a large market size for it. The areas with abundant wind energy resources in mainland China are mainly concentrated in the “Three North” areas, but the power grid system is relatively weak. With the large-scale development of wind power, the impact of large-scale wind power grid on the quality of power and the safe operation of power system is emerging. The development of wind power has encountered bottlenecks in China’s “Three North” areas, while the power grid system in China’s eastern coastal area is relatively developed and the offshore wind energy resources are also abundant. Therefore, it has obvious advantage to develop offshore wind farm actively at this stage.

The wind farm is featured by short construction period, fast power generation and early benefit; meanwhile, it can increase the local fiscal revenue, promote economic development and provide employment opportunities. As a clean energy, wind power does not emit any harmful gas and is favorable for environmental protection. After the completion of the wind farm, it can transport clean renewable energy to the grid and improve the power structure. In summary, the development and construction of this Project are in line with the requirements of Planning for Wind Power Project in Jiangsu; meanwhile, the development and construction of wind farms can effectively promote the local economy and the development of wind power industry chain, with good social and economic benefits, and is of positive significance in improving the power grid structure, promoting the development of offshore wind power in Jiangsu Province and developing renewable energy.

3.	Economic benefit assessment

According to the feasibility study report of the Project, the FIRR on the investment is 9.03% and the Project has a good economic benefit.

4.	Project approval

(1)
Environmental Impact Report About 300MW Offshore Wind Power Demonstration Project in Dafeng, Jiangsu (GHHZ [2012] No. 885) from the State Oceanic Administration has been obtained for the Project in December 2012.

(2)
Official Reply to Sea Use for Huaneng 300MW Offshore Wind Power Demonstration Project in Dafeng, Jiangsu (SHYH [2015] No.102) from Jiangsu Ocean & Fisheries Bureau has been obtained for the Project in August 2015.

(3)
Official Reply to Re-approval of Huaneng 300MW Offshore Wind Power Project in Dafeng, Jiangsu by Jiangsu Development & Reform Commission (SFGNYF [2015] No.1488) from Jiangsu Development & Reform Commission has been obtained for the Project in December 2015.

(III)	Mianchi Phoenix Mountain Wind Power Project in Henan

1.	Basic Information of the Project

The Project, located in Mianchi County, Henan Province, is the wind power project approved by Sanmenxia City Development and Reform Commission. The Project is proposed to install 50 wind turbine units with the single capacity of 2MW. The Project’s total investment is RMB853.8185 million, with RMB170.7637 million from the proceeds under this issuance.

2.	Background and necessity of the Project

With the continuous improvement of economic level, people’s awareness of environment protection is gradually increased and people pay more attention to the quality of life. As the development of green energy becomes a new energy development direction, the development and construction of wind power plants, as one of the green energy is very necessary.

The wind energy resources in Huaneng Mianchi County wind farm have good value for development and utilization, with necessary basis conditions for the construction of wind farms. The development of this wind farm is in line with the principles of sustainable development and national energy development policy, can reduce the consumption of fossil resources, and reduce the emission of harmful gases on the environment due to the burning of coal, etc. The development and construction of Huaneng Mianchi County Wind Farm is not only an effective supplement to the energy supply in Henan Province, but also as a green power, is conducive to easing the pressure of environmental protection in the power industry in Henan, and promoting the sustainable development of regional economy.

3.	Economic benefit assessment

According to the feasibility study report of the Project, the FIRR for the investment is 8.73% and the Project has a good economic benefit.

4.	Project approval

(1)
The Pre-trial Opinions of Sanmenxia City Land Resources Bureau on the Construction Land for Mianchi Phoenix Mountain Wind Power Project of Huaneng (S.G.T.Z. [2014] No. 287) issued by Sanmenxia City Land Resources Bureau has been obtained for the Project in November 2014.

(2)
The Reply of the Department of Environmental Protection of Henan Province on the Environmental Impact Report of Mianchi Phoenix Mountain Wind Farm 100MW Engineering of Huaneng (Y.H.S. [2015] No. 522) issued by the Department of Environmental Protection of Henan Province has been obtained for the Project in December 2015.

(3)
The Reply of the Sanmenxia City Development and Reform Commission on Approving Mianchi Phoenix Mountain Wind Power Project of Henan Branch of Huaneng (S.F.G.N.Y. [2015] No. 526) issued by the Sanmenxia City Development and Reform Commission has been obtained for the Project in December 2015.

(IV)	Longchi Wind Power Project in Anhui

1.	Basic information of the Project

The Project, located in Huaining County, Anhui Province, is the wind power project approved by Anhui Provincial Development and Reform Commission. The Project is proposed to install 50 wind turbine units with the single capacity of 2MW. The Project’s total investment is RMB856.22 million, with about RMB171.244 million from the proceeds under this issuance.

2.	Background and necessity of the Project

Wind resource is the most commercially viable energy in the field of renewable energy and is a clean energy whose development is encouraged and supported by China. Wind power generation is featured by no pollution, reproducibility, small footprint and short construction period. From the perspective of saving coal resources and protecting the environment, the construction of wind farms has obvious economic, social and environmental benefits.

Development and construction of this Project is in line with the country’s sustainable development strategy and regional energy development plan, which is beneficial to speeding up the development and utilization of wind energy resources in Anhui Province, optimizing the power structure, promote energy conservation and emission reduction.

3.	Economic benefit assessment

According to the feasibility study report of the Project, FIRR on the investment is 8.12% and the Project has a good economic benefit.

4.	Project approval

(1)
The Letter of Department of Land and Resources of Anhui Province for the Pre- trail Filing of Construction Land Used for Huaining County Longchi Wind Farm Project of Huaneng (WGTZH [2015] No. 21) issued by the Department of Land and Resources of Anhui Province has been obtained for the Project in January 2015.

(2)
The Letter of Approval Opinions of the Department of Environmental Protection of Anhui Province on the Environmental Impact Report of Anqing Huaining Longchi Wind Power Project of Huaneng International (W.H.H. [2015] No. 814) issued by the Department of Environmental Protection of Anhui Province has been obtained for the Project in July 2015.

(3)
The Reply of the Anhui Provincial Development and Reform Commission on Approving Anqing Huaining Longchi Wind Farm Project of Huaneng International (W.F.G.N.Y.H. [2015] No. 752) issued by the Anhui Provincial Development and Reform Commission has been obtained for the Project in September 2015.

(V)	Yangpu Thermal Power Project in Hainan

1.	Basic information of the Project

The Project, located in Yangpu Economic Development Zone, Hainan Province, is a thermal power project approved by Hainan Development & Reform Commission, and it is proposed to build two units of 350MW in the Project. The total project investment is RMB4.013 billion, with about RMB722.34 million from the proceeds under the issuance.

The Project is to be funded by joint venture project company Huaneng Hainan Yangpu Thermal Power Company, Ltd., which holds a 90% stake in Huaneng Hainan Power Generation Company, Ltd., and joint venture partner Hainan Yangpu Development and Construction Holdings, Ltd., which holds 10% stake. The Company intends to raise funds through long-term entrusted loans to provide for Hainan Power Generation, then enter Yangpu Thermal Power Project through capital injection; the other shareholder Hainan Yangpu Development and Construction Holdings, Ltd. will provide the same proportion of funding.

2.	Background and necessity of the Project

With rapid development of economy in Hainan, by 2020, due to the uncertain installed capacity of Hainan power grid in “13th Five-Year Plan”, under the premise of only considering the existing approved and permitted installed capacity, the installed capacity vacancy of Hainan power grid in 2020 will reach 4392MW, and with rapid increase of loads, the power vacancy of Hainan power grid during the “13th Five-Year Plan” will be further increased. Putting the Project into operation not only can meet the demand on heat used in the Development Zone, but also can play a positive role in meeting the load development demands on rapid increase of Hainan power grid. Therefore, putting the Project into operation will effectively relieve the power supply pressure of Hainan power grid, and the construction of the subsequent projects will play an important role in relieving the intense situation of Hainan power during the “13th Five-Year Plan”.

Simultaneously, the Project will reduce the construction cost of public facilities to some extent; after completion, the Project not only can meet the requirements of centralized heating in the Development Zone, but also will replace the original and proposed heating boilers in the Development Zone, in order to reduce emission of sulfur dioxide and dust, reduce environment pollution, which is conducive to protect of the ecological environment, and has remarkable economical and social benefits.

3.	Economic benefit assessment

According to the feasibility study report of the Project, the FIRR on the investment is 9.32%, and the Project has a good economic benefit.

4.	Project approval

(1)
The letter from the Department of Ecology and Environment Protection of Hainan Province for Approval of the Environmental Impact Statement of Huaneng Yangpu Cogeneration Project (QHH [2015] No. 974) was obtained for this project has been obtained for the Project in August 2015.

(2)
The letter from the Department of Land and Resources of Hainan Province for the Land Use Preview of Huaneng Yangpu Cogeneration Project (QGTZSZ [2015] No.18) was obtained for this project from the Department of Land and Resources of Hainan Province has been obtained for the Project in October 2015.

(3)
The letter from Hainan Development and Reform Commission on the Verification of Huaneng Yangpu Cogeneration Project (QFGSP [2015] No. 2411) was provided for the Project by Hainan Development and Reform Commission has been obtained for the Project in December 2015.

(VI)	Ruijin Coal-fired Power Project Phase II in Jiangxi

1.	Basic information of the Project

The Project, located in Maodian Town, Gan County, Ganzhou City, Jiangxi Province, is a thermal power project approved by Jiangxi Development and Reform Commission. For this project, two sets of ultra-supercritical generating units of 1000MW are proposed for expansion, and the desulfurization and denitration facilities will also be under construction synchronously. The total project investment is RMB7.19 billion, with about RMB733.38 million from the proceeds under this issuance.

2.	Background and necessity of the Project

The Ganzhou power supply area is located at the south end of Jiangxi power grid. With large power load and limited power installed capacity in this area, plus the lack of strong power supply, this area is a typical receiving-end power grid. In such area, the power supply of grid is weak in reliability, voltage quality safety and stability. From the view of grid structure, the support from strong power supply points is especially needed. At the same time, large gap exists in the power demand balance of Ganzhou power supply area, and the gap gradually grows year by year. Thus, it would be very reasonable and necessary to solve the power supply problems right on the spot by adding power installed capacity to the regional receiving-end power grid.

The construction of Phase II Expansion Project of Huaneng Ruijin Power Plant enhances the strong power support for end power grid, and it can significantly improve the operation security and stability as well as the voltage quality and power supply reliability for Jiangxi power grid (especially for Ganzhou power supply area). The project also strengthens the grid structure and improves the grid’s capacity of resisting disturbance. Meanwhile, the Project can effectively alleviate the shortage of power supply in Ganzhou, and this would be very helpful for the rapid and sustainable economic development of Ganzhou.

3.	Economic benefit assessment

According to the feasibility study report of the Project, FIRR on the investment is 7.30% and the Project has a good economic benefit.

4.	Project approval

(1)
The Opinions of the Department of Land and Resources of Jiangxi Province on the Preview of Land Use for the Phase II (2×1000MW) Expansion Project of Huaneng Ruijin Power Plant (GGTZH [2015] No. 542) has been obtained for the Project in May 2015.

(2)
The Approval of Environmental Protection Department of Jiangxi Province for the Environmental Impact Statement of Phase II 2×1000MW Ultra-supercritical Unit Expansion Project of Huaneng Ruijin Power Plant (GHPZ [2015] No. 67) has been obtained for the Project in May 2015.

(3)
The Approval of Jiangxi Development and Reform Commission for the Verification of the Phase II Expansion Project of Huaneng Ruijin Power Plant (GFGNY [2015] No. 699) issued by Jiangxi Development and Reform Commission in June 2015; the Notification of Jiangxi Province Bureau of Energy on the 1000MW Construction Capacity of the Second Unit of the Phase II Expansion Project of Huaneng Ruijin Power Plant (GNDLZ [2015] No. 69) issued by Jiangxi Development and Reform Commission has been obtained for the Project in September 2015.

III.	IMPACT OF PROJECTS INVESTED FROM THE PROCEEDS RAISED ON THE COMPANY’S FINANCIAL CONDITION AND MANAGEMENT

(I)	Impact of the issuance on the Company’s operating business

The Company always adheres to the development goals as “As a power generation company, be committed to providing adequate, reliable and environmentally friendly electricity for the community; as a listed company, create long-term, stable, growing returns for shareholders; as a first- class power company, be committed to excellent operation, domestic outstanding and international leading status”. This issuance is an important measure for the Company to implement this strategic goal. The investment made by the proceeds is in line with the national industrial policy. After the investment project is completed, the Company further optimizes the newly increased gas turbine with the thermal power installed capacity of 800 MW, the wind power equity installed capacity of 500 MW and coal-fired and thermal power 1,650 MW with the power supply structure further optimized. Meanwhile, the investment project of the proceeds has relatively good prospects for development and economic assessment. After the Project is completed, it will further improve the profitability and competitive strength of Huaneng International, which is in line with the fundamental interests of the majority of shareholders.

(II)	Impact of the issuance on the Company’s financial condition

After the completion of this non-public issuance, the Company’s total assets and net assets will be increased, but the Company’s asset-liability ratio will be reduced. With the completion of investment projects, the Company’s profitability will be further improved and the development potential will also be enhanced. After the completion of this issuance, as the project invested by capital raised needs certain construction period, in the short term, the Company’s ROE (Rate of Return on Common Stockholders’ Equity) will certainly be affected; but in the middle and long term, with the benefits gradually generated by the project, the Company’s revenue and profit levels will gradually be increased and the Company’s profitability and profit stability will be constantly increased.

In summary, the project invested by capital raised by this non-public issuance is in line with national industrial policy and industry trends, has good economic benefits and is of great significance in enhancing the Company’s core competitiveness and reducing the financial risk. The implementation of this Project will help to further enhance the Company’s overall strength, enhance the Company’s industry status and maintain sustainable development of the Company, which are in line with the interests of all shareholders.

Section 3          Discussion and Analysis of the Board
on the Impact of this Issuance on the Company

I.
WHETHER THERE IS AN INTEGRATION PLAN FOR THE COMPANY’S BUSINESSES AND ASSETS AFTER THIS ISSUANCE; WHETHER THE ARTICLES OF ASSOCIATION SHALL BE ADJUSTED; THE EXPECTED CHANGES IN THE SHAREHOLDER STRUCTURE, SENIOR MANAGEMENT STRUCTURE AND BUSINESS STRUCTURE

The proceeds raised by the issuance will be used for the Company’s main business, will not have a significant impact on the Company’s main business structure and will not lead to the integration of the Company’s businesses and assets.

After the completion of this non-public issuance, the Company’s structure of senior management is expected to remain stable.

After the completion of this non-public issuance of shares, the shareholding structure and registered capital will be changed (Huaneng Group will directly and indirectly holds 44.80% shares in the Company and the controlling shareholder of the Company will not be changed). The Company will amend the relevant clauses in the articles of association of the Company according to the results of the issuance.

II.	CHANGES IN THE COMPANY’S FINANCIAL CONDITION, PROFITABILITY AND CASH FLOW

(I)	Impact on the Company’s financial condition

After the completion of this non-public issuance, the Company’s total assets and net assets will be increased, but the Company’s asset-liability ratio will be reduced.

(II)	Impact on the Company’s profitability

After this issuance, with the gradual implementation of projects invested by the proceeds, the company’s business income level will be increased and the profitability will be further improved, thereby enhancing the Company’s overall core competitiveness and anti-risk ability. As the operating efficiency of projects proposed to be invested by the proceeds can only be fully released within a period of time after the completion of project, the Company’s ROE, earnings per share and other financial indicators may be affected by this non-public issuance to a certain extent within short term; but in the long run, this non-public issuance is conducive for the Company to seize the development opportunities, improve profitability, thus maximizing the interests of shareholders.

(III)	Impact on the Company’s cash flow

After the completion of this non-public issuance, as the specific target investors subscribe shares in cash, the cash flow of the Company’s financing activities will be increased substantially. After the proceeds has been gradually put into the project, the cash flow of the Company’s investment activities will be increased accordingly. As the benefits are generated from the projects proposed to be invested by the proceeds, the cash inflow to the future operation activities will be increased.

III.	CHANGES IN THE BUSINESS RELATIONSHIP, MANAGEMENT RELATIONS, RELATED PARTY TRANSACTIONS AND INDUSTRY COMPETITION BETWEEN THE COMPANY AND THE CONTROLLING SHAREHOLDER AND ITS AFFILIATES

After the completion of this non-public issuance, the business relationship and management relationship between the Company and the controlling shareholder and its associates will not change. This issuance will not result in the industry competition or new related party transactions between the Company and the controlling shareholder and its associates.

IV.
AFTER THIS ISSUANCE HAS BEEN COMPLETED, WHETHER THE COMPANY HAS ANY CIRCUMSTANCE THAT FUNDS AND ASSETS ARE OCCUPIED BY THE CONTROLLING SHAREHOLDER AND ITS ASSOCIATES, OR THE LISTED COMPANY PROVIDES GUARANTEE FOR THE CONTROLLING SHAREHOLDER AND ITS ASSOCIATES

There is no circumstance that the Company’s funds and assets are occupied by the controlling shareholder and its associates, or the listed company provides guarantee for the controlling shareholder and its associates.

V.
WHETHER THE COMPANY’S DEBT STRUCTURE IS REASONABLE; WHETHER THE LIABILITIES (INCLUDING CONTINGENT LIABILITIES) ARE GREATLY INCREASED BY THIS ISSUANCE; WHETHER THE DEBT RATIO IS TOO LOW AND THE FINANCIAL COSTS ARE UNREASONABLE

After the non-public issuance, the Company’s total assets and net assets will be increased; the asset- liability ratio will be declined; the asset structure will be optimized; the solvency will be improved; and the anti-risk ability will be further strengthened. The non-public issuance will not lead to an increase in corporate liabilities; the Company’s balance sheet and debt structure will be more reasonable.

Section 4          Risks associated with this issuance

I.	RISKS OF ECONOMIC CYCLE

The correlation between the profitability and economic cycle of a power enterprise is relatively more obvious. In case of economic growth slowdown or recession in the future market, especially the power supply area of the Company’s subordinate power plant, the power demand may slow down or decrease, thus adversely affecting the Company’s profitability. In addition, as the investment and return cycles of power projects are relatively long and it may span multiple business cycles, the fluctuation of electricity demand in an economic cycle will bring uncertainty to the issuer’s future earnings.

II.	RISKS OF ELECTRICITY TARIFF ADJUSTMENT

Under China’s current power regulatory system, the on-grid electricity tariff of the power generation enterprises is determined and approved by the competent pricing departments led by the National Development and Reform Commission based on the economic life cycle of power generation projects and in accordance with the principle of making reasonable compensation for costs, a reasonable determination of income and recording electricity tariff in the tax in accordance with the law; the power generation enterprises cannot control or change the approved standard for on-grid electricity tariff. In September 2014, the National Development and Reform Commission issued the “Notice of the National Development and Reform Commission on Further Alleviating Contradictions on Environmental Protection Tariffs” (No. 1908 [2014] of the National Development and Reform Commission), which cut the benchmark on-grid tariffs of the desulfurization of coal-fired power generation enterprises in relevant provinces (regions and municipalities) by an average 0.93 cents per kilowatt-hour. On December 27, 2015, the National Development and Reform Commission issued the “Notice of the National Development and Reform Commission on the Reduction of Coal-Fired Power Generation Tariffs and General Commercial and Industrial Electricity Tariffs” (No. 3105 [2015] of the National Development and Reform Commission) to reduce coal-fired power generation on-grid tariffs by a national average of about 3 cents per kilowatt-hour and general commercial and industrial electricity on-grid tariffs by a national average of about 3 cents per kilowatt-hour. With the coal-fired power generation declining price adjustment, there is also a certain impact on the issuer’s operating income. In addition, with the loosening of control over planned power consumption, market competition has become fierce, bringing pressures for the lowering of power prices of the Company.

III.	RISKS OF COAL MARKET

In February 2016, the State Council issued No. 7 “Opinion of the State Council on Supporting the Coal Industry in Resolving Superfluous Production Capacity for Purposes of Poverty Alleviation and Development”, and in December 2016, issued the “13th Five-Year Development Plan for the Coal Industry”, and in 2017, the country will continue to implement the coal “supply side” structural reform, which will bring a certain degree of risk to the cost control of fuel. At the same time, the RMB exchange rate and changes in the coal policy in main coal exporters like Indonesia, etc. also brings uncertainties to the import of coal. However, with the issuance of “Notice on the Issuance of a Memorandum to Curb Abnormal Fluctuations in the Coal Market Price”, the government has established an early warning mechanism of price fluctuation and reduced the possibility of excessive fluctuations in coal prices. In 2017, coal supply and prices will gradually return to rational. The Company will closely follow the policy and changes in domestic and international coal market, strengthen cooperation with the competitive large mines, and constantly open up new procurement channels, carry out spot tender procurement, strengthen fuel management, and make effort to control fuel costs.

IV.	RISKS OF ENVIRONMENTAL POLICY

With the gradual implementation of “Working Plan for the Energy Industry to Strengthen Air Pollution Prevention and Control”, “Coal-fired Power Energy Conservation and Emission Reduction Upgrade and Transformation Action Plan (2014-2020)”, “2015 Objectives for Coal-fired Energy Conservation and Emission Reduction of Central Power Generation Enterprises”, “Overall Plan on the Transformation of Ecological Civilization” and the promulgation of the new “Environmental Protection Law” in 2016, the standard for energy conservation and environmental protection in national production becomes increasingly stringent, the environmental requirement on energy development is becoming increasing higher. With more effort put into environmental governance, the concern extent on environmental protection from the national environmental protection administration is increasing, which would lead to the increase in the issuer’s environment protection alteration cost.

V.	RISKS OF POWER PROJECT INVESTMENT

The issuer is a large-scale power generation enterprise that engages in the investment, construction and operation of power projects and the production and sales of electricity. The investment of electricity project is featured by the demand for large amount of funds and the long construction period of the new project. Generally, the investment recovery period is expected to be more than 10 years. In case of changes in supply and demand as well as the price level in the power and electricity market after the new project is completed and put into operation, the actual investment amount and economic benefits may be different from the original estimation, thus causing pressure on the issuer in terms of profitability and solvency.

VI.	RISKS OF APPROVAL

The issuance is subject to approval by the general meeting of the Company, and there is a possibility that it may not be adopted by the general meeting through voting. In addition, this issuance shall be approved by the CSRC, and reviewed or approved by the relevant authorities, so there is a certain degree of uncertainty whether and when it can obtain the approval from by the relevant authorities finally.

VII.	RISKS OF EARNINGS PER SHARE AND DILUTED ROE

After the proceeds under this issuance is in place, the Company’s equity and net assets will greatly increase. If it is impossible to achieve benefits from the projects proposed to be invested by the capital raised within a short period of time, the Company’s net profits may not increase together with the net assets; and there may be a risk of decline in earnings per share and in net assets income within a short period of time.

VIII.	MANAGEMENT RISKS

After the Completion of this non-public issuance, the Company’s assets will be further increased, proposing higher requirements for the Company’s staff quality, management level and operational capacity. If the management level of the Company cannot meet the needs of the Company’s scale expansion, it may affect the Company’s operation and competitiveness.

IX.	RISKS OF STOCK MARKET VOLATILITY

The Company’s shares price is not only depending on the business performance, but also subject to the impact of the international and domestic macroeconomic situation, the capital market trends, market psychology and all kinds of major incidents. When considering the investment in the Company’s shares, the investors shall estimate the investment risks that may be brought by the above-mentioned factors, and make cautions judgments.

Section 5          The Statement of the Board on Profit Distribution Policy

The Company has always attached importance to the reasonable return on investment of investors, and maintained the consistency and stability of profit distribution policy. According to the Notice on Further Implementing Relevant Matters Concerning Cash Dividends of Listed Companies, the Regulatory Guidelines for Listed Companies No.3 – Cash dividends of listed Companies and relevant provisions, the Company formulated the Shareholders’ Return Plan of Huaneng Power International, Inc. in the Next Three Years (2017 – 2019). The above document has been adopted by the 25th Meeting of the Eighth Session of Board of the Company, but still shall be submitted to the general meeting of the Company for consideration.

I.	COMPANY’S PROFIT DISTRIBUTION POLICY

According to the Articles of Association, the Company’s profit distribution policies are as follows:

“Article 156 The Company shall establish and maintain a consistent and stable profit distribution policy, where positive distribution methods (including without limitation giving preference to payment of cash dividends) shall be used to ensure reasonable returns of investment for the shareholders while taking into account the long-term interests of the Company, the interests of all the shareholders as a whole and the reasonable funding requirements and sustainable development of the Company. The Company may pay dividends in cash, stock or a combination of both. The Company may distribute interim cash dividends when it deems appropriate.

Article 157 The Company may pay cash dividends in any year when its earnings and accumulated undistributed profits are positive and its cash flows are sufficient for the normal conduct of business and sustainable development of the Company, provided that the profits to be distributed by the Company in cash shall, in principle, not be less than 50% of the distributable profits realized in that year as indicated in the consolidated accounts.

Where the Company operates well and the Board believes that the Company’s share price does not match with its equity scale and that the distribution of cash dividends will be conducive to the interest of the Company and its shareholders as a whole, then subject to satisfying the condition for cash dividends as mentioned above, the Company may propose to profit distribution policy for cash dividends.

The profit distribution plan of the Company shall be prepared by the management and submitted to the Board and the Board of Supervisors for approval. The Board shall fully discuss the reasonableness of the plan and submit its decision to the general meeting for approval. Where the Company decides not to pay cash dividends under special circumstances, the Board shall explain the reasons for not paying cash dividends and clarify the purpose of use of the Company’s retained earnings, its anticipated investment income, etc. Such clarification and explanation, along with the comments on them from the independent directors, shall be submitted to the general meeting for approval and to make disclosure.

With respect to any adjustment to the Company’s profit distribution policy, the Board shall conduct a special discussion to demonstrate the reasons for such adjustment and form a report to be reviewed by the independent directors, which shall then be submitted to the general meeting for approval by way of special resolution.

Where the Board does not propose distribution of cash dividends despite the profitability of the Company or where the Company adjusts its cash dividend policy, online voting shall be made accessible to the shareholders in determining such plan(s).

After the resolution in respect of the profit distribution plan is approved at the general meeting, the Board shall complete the distribution of dividends (or bonus shares) within two months after the meeting.

The Company shall establish various channels of communication to grant the minority shareholders an opportunity to give their opinions on the Company’s profit distributions and the changes in the Company’s profit distribution policy.

Article 158 The Company shall calculate and declare dividends and other payments in Renminbi. Cash dividends and other cash distributions which are payable to holders of domestic-invested shares shall be paid in Renminbi. Cash dividends and other distributions which are payable to holders of foreign-invested shares shall be paid in US Dollars. However, those payable to holders of foreign-invested shares traded on the Hong Kong Stock Exchange shall be paid in Hong Kong Dollars.

Where dividends or other distributions are paid in a currency other than Renminbi, the applicable exchange rate shall be the average benchmark rate for the relevant foreign currency determined by the Peoples’ Bank of China in two (2) working days during the week prior to the announcement of payment of such dividends or other distributions.”

II.	THE COMPANY’S CASH DIVIDENDS AND UNDISTRIBUTED PROFITS IN THE LAST THREE YEARS

(I)	Cash dividend in the last three years

Unit: RMB0’000
Item	2016[1]	2015	2014
Cash dividends (including tax)	440,811.12	714,418.02	547,974.57
Net profit attributable to owners of the parent company	881,429.09	1,378,605.01	1,054,575.05
Cash dividends/net profit attributable to the owners of the parent company for the period	50.01%	51.82%	51.96%
The amount of cash dividends accumulated in the last three years	1,703,203.71
Average net profit attributable to owners of the parent company in the last three years	1,104,869.72
Accumulated cash dividends for the last three years/Average net profit attributable to owners of the parent company in the last three years	154.15%

The Company’s accumulated cash dividend for the past three years amounted to RMB 17,032,037,100, the Company’s average net profit attributable to owners of the parent company in the last three years amounted to RMB11,048,697,200, the proportion of accumulated cash dividends for the last three years in the average net profit attributable to owners of the parent company in the last three years was 154.15%, which means the Company has a higher proportion of cash dividends.

(II)	Undistributed profits in the last three years

As for the Company’s net profits attributable to shareholders of the parent company realized in the recent three years, after withdrawing the statutory surplus reserve fund and then making distribution to the shareholders, the remaining undistributed profits of the current year will be transferred to the next year and will continue to be used for the business development and post-profit distribution.

1	the profit distribution plan of the Company in 2016 is subject to consideration and approval at the annual general meeting of the Company.

III.	THE COMPANY’S SHAREHOLDER RETURN PLAN IN THE NEXT THREE YEARS

(I)	Considerations for formulating shareholder return plan

The Company establishes a sustainable, stable and scientific return plan and mechanism for investors by focusing on the long-term and sustainable development and taking into account the actual situation of the company, the Company’s strategic planning and development goals, and industry trends, thus making institutional arrangements for the profit distribution to ensure the consistency and stability of profit distribution policy.

(II)	Principles for formulating the shareholder return plan

The Company shall establish and maintain a consistent and stable profit distribution policy, where positive distribution methods (including without limitation giving preference to payment of cash dividends) shall be used to ensure reasonable returns of investment for the shareholders while taking into account the long-term interests of the Company, the interests of all the shareholders as a whole and the reasonable funding requirements and sustainable development of the Company. The Company may pay dividends in cash, stock or a combination of both. The Company may distribute interim cash dividends when it deems appropriate.

(III)	Specific shareholder return plan in the next three years (2017-2019)

1.	Form of profit distribution

The Company can make dividend distribution in the form of cash, stock or a combination of both. The Company may distribute interim cash dividends when it deems appropriate.

2.	Specific conditions and proportion of the Company’s cash dividends

The Company may pay cash dividends in any year when its earnings and accumulated undistributed profits are positive and its cash flows are sufficient for the normal conduct of business and sustainable development of the Company, provided that the profits to be distributed by the Company in cash shall, in principle, not be less than 50% of the distributable profits realized in that year as indicated in the consolidated accounts.

3.	Specific conditions for the company to issue stock dividends

Where the Company operates well and the Board believes that the Company’s share price does not match with its equity scale and that the distribution of cash dividends will be conducive to the interest of the Company and its shareholders as a whole, then subject to satisfying the condition for cash dividends as mentioned above, the Company may propose to profit distribution policy for cash dividends.

4.	Review procedures of the Company’s profit distribution plan

The profit distribution plan of the Company shall be prepared by the management and submitted to the Board and the Board of Supervisors for approval. The Board shall fully discuss the reasonableness of the plan and submit its decision to the general meeting for approval. Where the Company decides not to pay cash dividends under special circumstances, the Board shall explain the reasons for not paying cash dividends and clarify the purpose of use of the Company’s retained earnings, its anticipated investment income, etc. Such clarification and explanation, along with the comments on them from the independent directors, shall be submitted to the general meeting for approval and to make disclosure.

After the resolution in respect of the profit distribution plan is approved at the general meeting, the Board shall complete the distribution of dividends (or bonus shares) within two months after the meeting.

5.	Review procedures of the Company’s adjustment of profit distribution policy

With respect to any adjustment to the Company’s profit distribution policy, the Board shall conduct a special discussion to demonstrate the reasons for such adjustment and form a report to be reviewed by the independent directors, which shall then be submitted to the general meeting for approval by way of special resolution.

Where the Board does not propose distribution of cash dividends despite the profitability of the Company or where the Company adjusts its cash dividend policy, online voting shall be made accessible to the shareholders in determining such plan(s).

The Company shall establish various channels of communication to grant the minority shareholders an opportunity to give their opinions on the Company’s profit distributions and the changes in the Company’s profit distribution policy.
(IV)	Formulation cycle of the shareholder return plan

The Company shall review the shareholder return plan at least once every three years and determines the shareholder return plan for that period based on the Company’s operations and the opinions of the shareholders (especially the minority shareholders).

(V)	Adjustment of the shareholder return plan

1.	The plan shall come into force on the date when it is approved by the general meeting, which applies to the relevant revision.

2.	The provisions in relevant laws and regulations, normative documents and the Articles of Association shall be implemented for matters not covered by the plan.

3.	The plan shall be interpreted by the Board of the Company.

Section 6          Impact of the diluted immediate returns of this issuance
on the Company’s major financial indicators and
the measures to be taken by the Company

I.	THE IMPACT OF DILUTED IMMEDIATE RETURN OF THIS NON-PUBLIC SHARES ISSUANCE ON THE COMPANY’S MAJOR FINANCIAL INDICATORS

(I)	Hypothetical premises

1.
The non-public issuance will be completed by the end of September 2017 (the completion time of this non-public issuance is only used for the calculation and the actual completion time of this issuance shall prevail);

2.
The number of non-public issuance of shares is 800,000,000; the gross proceeds under this non-public issuance of A shares is RMB5,000,000,000, without considering the impact of deducting the issuance expenses;

3.	There is no major change in the macroeconomic environment, industrial policy and industry development, etc.;

4.	The impact of using the gross proceeds under this issuance on the Company’s production and operation, financial conditions (such as financial costs, investment income) is not considered;

5.
When predicting the Company’s total equity, the total equity of 15,200,383,440 shares before this non-public issuance is regarded as the basis, only considering the impact of this non-public issuance of Ａ shares, regardless of other factors causing changes in equity;

6.
Assuming that the Company’s net profit attributable to shareholders of the parent company in 2017 increases by 20% over the previous year, the Company will realize net profit attributable to shareholders of the parent company at RMB10,577,149,064 (RMB9,577,076,590 after deduction of non-recurring gains and losses) in 2017; assuming that the Company’s net profit attributable to shareholders of the parent company increases by 10% over the previous year, the Company will realize net profit attributable to shareholders of the parent company at RMB9,695,719,976 (RMB8,778,986,874 after the deduction of non-recurring gains and losses) in 2017; assuming the Company’s net profit attributable to shareholders of the parent company in 2017 is equal to that in 2016, the Company will realize net profit attributable to shareholders of the parent company at RMB8,814,290,887 (RMB 7,980,897,158 after deduction of non-recurring gains and losses) in 2017.

7.
Profit distribution plan of the Company in 2016 was: taking the total share capital as its base, the Company distributes cash dividends of RMB0.29 for each ordinary share (tax inclusive) to all shareholders with an estimated cash dividend of RMB4.40811 billion. The profit distribution plan of the Company in 2016 has been considered and approved on the Company’s 24th session of the eighth Board Meeting held in March 2017, and the plan needs to be committed to the general meeting of the Company for consideration and approval.

Assuming that the profit distribution plan of 2016 will be implemented in June 2017, that is, to distribute dividends of 2016 to shareholders in accordance with the standard of RMB0.29 for each ordinary share (tax inclusive), then the cash dividend to be distributed in July 2017 is RMB4,408,110,000 (tax inclusive). This assumption is only for prediction use. The actual profit distribution shall be subject to the Company announcement.

8.
Hypothetical number of the equity attributable to the parent company shareholders at the end of 2017 = the predicted equity of the parent company shareholders at the end of 2016 + hypothetical number of the net profit attributable to the parent company shareholders in 2017 + net proceeds under this issuances – cash dividends in 2016. Assuming that the net profit attributable to parent company shareholders in 2017 increases by 0%, 10% and 20% respectively compared with that in the previous year and the funds for this non-public issuance are in place, then the hypothetical number of the equity attributable to the parent company shareholders at the end of 2017 are RMB90,927,688,783, RMB91,809,117,872 and RMB92,690,546,960 respectively.

The above is just the assumption for the purpose of making calculation, which does not constitute a commitment, profit forecast or performance commitment. Investors should not make investment decisions based on this assumption; the Company does not bear any liability for investors’ losses caused by making investment decisions based on the assumption.

(II)	Calculation process

Based on the above assumptions, the impacts of the diluted immediate returns of this issuance on the Company’s main financial indicators are as follows:

Item	Before this issuance (2016/ December 31, 2016)	Take no account of this issuance (2017/December 31, 2017)	After this issuance (2017/ December 31, 2017)
Total equity (shares)	15,200,383,440	15,200,383,440	16,000,383,440
Hypothetical case 1: The amount of net profits attributable to the owner of parent company deducting the non-recurring profit and loss in 2017 is almost equal to that in 2016
Net assets per share attributable to ordinary shareholders (RMB/share)	5.36	5.65	5.68
Basic earnings per share after deducting non-recurring profit and loss (RMB/share)	0.53	0.53	0.52

Item	Before this issuance (2016/ December 31, 2016)	Take no account of this issuance (2017/December 31, 2017)	After this issuance (2017/ December 31, 2017)
Diluted earnings per share after deducting non-recurring profit and loss (RMB/share)	0.53	0.53	0.52
Weighted average net assets returns ratio after deducting non-recurring profit and loss	9.88%	9.49%	9.35%
Hypothetical case 2: The amount of net profits attributable to the owner of parent company deducting the non-recurring profit and loss in 2017 increases by 10% comparing with that of the same period in 2016

Net assets per share attributable to ordinary shareholders (RMB/share)	5.36	5.71	5.74
Basic earnings per share after deducting non-recurring profit and loss (RMB/share)	0.53	0.58	0.57
Diluted earnings per share after deducting non-recurring profit and loss (RMB/share)	0.53	0.58	0.57
Weighted average net assets returns ratio after deducting non-recurring profit and loss	9.88%	10.39%	10.23%
Hypothetical case 3: The amount of net profits attributable to the owner of parent company deducting the non-recurring profit and loss in 2017 increases by 20% comparing with that of the same period in 2016

Net assets per share attributable to ordinary shareholders (RMB/share)	5.36	5.77	5.79
Basic earnings per share after deducting non-recurring profit and loss (RMB/share)	0.53	0.63	0.62
Diluted earnings per share after deducting non-recurring profit and loss (RMB/share)	0.53	0.63	0.62
Weighted average net assets returns ratio after deducting non-recurring profit and loss	9.88%	11.27%	11.11%

According to the above calculation, after the completion of this non-public issuance, the Company’s basic earnings per share and weighted average return of net assets for the current period will have a certain degree of dilution.

II.	SPECIAL RISK WARNING FOR DILUTED IMMEDIATE RETURN ON THIS ISSUANCE

After the proceeds under this non-public issuance is in place, the Company’s total equity and net assets will increase accordingly. Within a short term after the proceeds under this issuance is in place, the growth rate of the Company’s net profits may be lower than the growth rate of the net assets and the total equity; the earnings per share and weighted average return of net assets and other financial indicators may decline to a certain extent; the immediate return of shareholders has the risk of being diluted.

Investors are hereby reminded of the risk of diluted immediate return from non-public issuance of shares.

III.	NECESSITY AND RATIONALITY FOR THE BOARD TO CHOOSE THIS NON-PUBLIC ISSUANCE

(I)	Use of the proceeds from the non-public issuance of A shares

The gross proceeds under this non-public issuance (including the issuance expenses) shall not exceed RMB500,000,000; the net proceeds after deducting the issuance expenses will be used for:

S/N	Project name	Total investment in the Project (RMB0’000)	Capital raised that is proposed to be invested in the Project (RMB0’000)
1	Xiegang Gas Turbine Project in Guangdong (800MW)	360,000.00	72,000.00
2	Dafeng Offshore Wind Power Project in Jiangsu (300MW)	564,815.00	248,227.23
3	Mianchi Phoenix Mountain Wind Power Project in Henan (100MW)	85,381.85	17,076.37
4	Longchi Wind Power Project in Anhui (100MW)	85,622.00	17,124.40
5	Yangpu Thermal Power Project in Hainan (700MW)	401,300.00	72,234.00
6	Ruijin Coal-fired Power Project Phase II in Jiangxi (2000MW)	719,000.00	73,338.00
Total		2,216,118.85	500,000.00

If the actual net proceeds raised is less than the amount of proceeds proposed to be invested, the insufficient part shall be raised by the Company itself. Before the capital raised by this non-public issuance of A shares is put in place, the Company will invest the capital raised by itself first according to the actual project progress, and replace it after the proceeds is in place.

(II)	Necessity and reasonableness of this non-public issuance

1.	Help the Company to consolidate the leading position in conventional energy, accelerate the development of new energy sources and promote the Company’s stable and healthy development

The Company’s main business is thermal power generation with a small number of wind power and hydropower generating units. The investment made by the proceeds is in line with the national industrial policy. After the investment project is completed, the Company further optimizes the newly increased gas turbine with the thermal power installed capacity of 800 MW, the wind power equity installed capacity of 500 MW and thermal power 1,650 MW, which will help to enhance the Company’s core competitiveness in the thermal power industry, and the continual optimization and the adjustment of the Company’s power structure, so as to facilitate the stable and sound development of the Company.

2.	Improve the cash flow situation, enhance shareholder return of investment

After the completion of this non-public issuance, it is expected that the raising investment projects will gradually exert good benefit, promote the Company’s steady growth in operating income and improve the profitability level. After the completion of this investment project, the Company’s scale of installation capacity will be further enhanced and the benefits will be further improved; At the same time, the Project has good prospects for development and economic assessment. In the long run, the Project is expected to increase the Company’s operating income, help improve the Company’s cash flow, provide support to the Company’s performance, whereby profitability and returns to the shareholder are expected to be further strengthened.

3.	Optimize the Company’s capital structure, and improve the Company's financial condition

With the rapid growth of the Company's size, the Company's debt scale is also expanding. At the end of 2016, the end of 2015, the end of 2014, the Company's consolidated balance sheets ratio was 68.73%, 67.99% and 69.35% respectively, asset-liability ratio has been maintained at a high level; in addition, at the end of 2016 the Company’s current ratio and quick ratio were 0.28 and 0.23 respectively, which means that the Company's short-term solvency and financial stability at this stage need to be enhanced. After the completion of this non-public issuance, the Company's asset-liability ratio will be reduced, the current ratio and quick ratio will be improved, which is conducive to the Company’s optimization of its capital structure, improvement of its financial condition, and enhancement of the Company's ability to resist risks.

IV.	RELATIONSHIP BETWEEN THE PROJECTS INVESTED BY THE PROCEEDS AND THE COMPANY’S EXISTING BUSINESS; RESERVE OF STAFF, TECHNOLOGY, MARKET AND OTHER ASPECTS OF PROJECTS THAT RAISE CAPITAL

The Company is one of the largest listed power generation companies in China. The main business is to use modern technologies and equipment, as well as the domestic and foreign funds to develop, construct and operate large-scale power plants in China. The power plants of the Company are widely distributed in 24 provinces, municipalities and autonomous regions in China; moreover, it has a wholly owned power company in Singapore. Through years of accumulation, the Company has accumulated a wealth of construction, operation and management experience as well as talent, technology and market reserves in the field of power generation.

(1)	Staff reserve

Adhering to the concept that “Talent is the first resource”, the Company has been actively promoting its talent strategy in forming a talent team characterized with a reasonable structure, professional support, good quality, loyalty to the cause of Huaneng, and compliance with the needs of the Company's development strategy. The Company's management team has a comprehensive industry knowledge and a deep understanding of the domestic and international power regulatory system, closely follows the latest trends in the power industry who can grasp market opportunities, develop comprehensive business strategies, assess and manage risks, perform management and production plans and improve overall profit, thereby increasing the value of the Company.

(2)	Technical reserve

The Company adheres to technological, institutional and management innovation, and has created a number of domestic industry first and milestone projects in terms of power technology progress, power plant construction and management methods. The Company has introduced the 600,000-kilowatt “supercritical” generating unit for the first time in China, put the first ultra- supercritical coal-fired unit with the single capacity of 1,000,000 kW and the first digital ultra- supercritical coal-fired unit with the single capacity of million kW into operation and established the world’s first seawater desulfurization million kW unit and the 660,000-kilowatt efficient ultra- supercritical coal-fired unit with the domestically highest parameters. Among the Company’s thermal power units, more than 50% are the large ones of more than 600,000 kW, including 12 world’s most advanced million-kilowatt-level ultra-supercritical units that have been put into operation and the first ultra-supercritical secondary reheat coal-fired generating units. The Company plays a leading role in environmental protection and power generation efficiency in the industry, and its average coal consumption, plant power use rate, water consumption and other technical indicators have reached the world’s leading level.

(3)	Market reserve

The power plants of Huaneng International are widely distributed in 24 provinces, municipalities and autonomous regions in China; moreover, it has a wholly owned power company in Singapore. Relying on its own scale and strength, during the years of market operations, the Company further bases itself on the increasing income and efficiency, actively participates in market competition, takes improving market share and equipment operating efficiency as the goal, and strives to achieve the regional leading position of utilized hour benchmarking. The Company participates in the electricity trading market construction actively and orderly, and has won a good market reputation and formed a strong sustainable market development capability.

V.	MAKE-UP MEASURES FOR THE DILUTED IMMEDIATE RETURNS OF THIS NON- PUBLIC ISSUANCE FROM THE COMPANY

In order to ensure the effective use of the proceeds under this issuance, prevent the risk of diluted immediate returns and improve the ability to gain returns in the future, the Company has proposed to enhance asset quality, increase operating income, increase future profits, achieve sustainable development and make up the shareholders return through strictly implementing the proceeds management system, actively improving the using efficiency of proceeds, accelerating the Company’s main business development, improving the Company’s profitability, constantly improving the profit distribution policy, and enhancing the investor return mechanism. The measures are as follow:

1.	Strengthen the management of proceeds, improve the use efficiency of proceeds

The Company has formulated Proceeds Management System to standardize the use the proceeds in accordance with the provisions of the Company Law, Securities Law, Administrative Measures on the Proceeds of the Listed Companies of Shanghai Stock Exchange, normative documents, as well as the Articles of Association. According to the Proceeds Management System and the Resolution of the Company’s Board, the proceeds under the issuance will be deposited in a special account for proceeds under the issuance designated by the Board; a three-party supervision system shall be established to make the sponsor institutions, depository banks, and the Company jointly supervise the proceeds. The proceeds shall be used according to the committed purpose and amount. After the capital raised by this non-public issuance is in place, the Company will actively cooperate with the sponsor to inspect and supervise the use of proceeds, so as to ensure the reasonable and standardized use of proceeds, and reasonably prevent the risks.

2.	Accelerate the implementation of Company’s investment projects by the proceeds, improve the proceeds use efficiency

The investment projects by the proceeds of non-public issuance are in line with the national industrial policy and industry development trends; they have good economic benefits and are of important significance in enhancing the Company’s core competitiveness and reducing the financial risks. After the proceeds under this non-public issuance is in place, the Company will accelerate the implementation of business development strategy and improve the use efficiency of proceeds.

3.	Strictly implement the cash dividend policy, give investors a reasonable return

The Company has revised the Articles of Association, clarified the conditions of the Company’s profit distribution, improved the decision-making procedures and mechanisms of the Company’s profit distribution as well as the adjustment principle of the profit distribution policy, and strengthened the protection mechanism of the minority investors’ rights and interests in accordance with the requirements of Notice on Further Implementing Relevant Matters Concerning Cash Dividends of Listed Companies, Regulatory Guidelines for Listed Companies No.3 – Cash dividends of listed Companies and other relevant laws, regulations and regulatory documents. After the completion of this non-public issuance, the Company will strictly implement the current dividend policy, and strive to improve the returns of the shareholders.

VI.	COMMITMENTS ISSUED BY RELATED PARTIES

In order to ensure that make-up measures for diluted immediate returns in the Company’s non-public issuance of A shares are effectively implemented, the Company’s directors and senior management:

1.	promise not to convey interest to any entity or individual on a free or unfair basis, nor use other means to damage the interests of the Company;

2.	promise to constrain the job-related consumption of the Company’s directors and senior management;

3.	promise not to use the Company’s assets for investment or consumption activities not relating to the performance of their duties;

4.	promise that the implementation of the remuneration system drafted by the Board or Remuneration and Assessment Committee of the Board will be linked to the implementation of make-up measures;

5.	promise that conditions for the exercise of equity incentive will be linked to the implementation of make-up measures if the Company publishes equity incentive policy;

If I violate the above commitments and cause losses to the Company or shareholders, I will bear the corresponding liabilities.”

In order to ensure practical implementation of make-up measures for diluted immediate returns in the Company’s non-public issuance of A shares, in accordance with the relevant provisions of the CSRC, Huaneng Group and Huaneng Development Company made the following commitments:

“not to interfere with the Company’s management activities, nor encroach on the interests of the Company.

In case of losses to the Company or its shareholders due to violation of the above commitments, the Company will bear corresponding liabilities.”

Section 7          Other matters that need to be disclosed

There is no other matters that need to be disclosed for this non-public issuance.

No text on this page. It is the seal page of “The Plan for Non-Public Issuance of A Shares of Huaneng Power International, Inc. in 2017 (Revised)”.

Huaneng Power International, Inc.

[Day] [Month] 2017

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

By Order of the Board Huaneng Power International, Inc Huang Chaoquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Guo Junming (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Fan Xiaxia (Executive Director)	Xu Haifeng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
22 August 2017

FEASIBILITY ANALYSIS REPORT ON THE INVESTMENT PROJECTS WITH
THE PROCEEDS OF THE NON-PUBLIC ISSUANCE OF A SHARES BY
HUANENG POWER INTERNATIONAL, INC. (REVISED)

In order to implement the Company’s overall development strategy, seize the opportunities for industry development, strengthen the Company’s main business and further consolidate and enhance the competitive advantage, Huaneng Power International, Inc. (hereinafter referred to as the “Company”) intends to invest the proceeds raised by non-public issuance of A shares (hereinafter referred to as “the non- public issuance”) deducting the issuance expenses in the Xiegang Gas Turbine Project in Guangdong, Dafeng Offshore Wind Power Project in Jiangsu, Mianchi Phoenix Mountain Wind Power Project in Henan, Longchi Wind Power Project in Anhui, Yangpu Thermal Power Project in Hainan and Ruijin Coal-fired Project Phase II in Jiangxi. The feasibility analysis of the Company’s use of proceeds raised by this non- public offering is as follows:

I.	PLAN FOR THE USE AND INVESTMENT PROCEEDS RAISED

The gross proceeds raised by this non-public issuance of A shares is not more than RMB 5,000,000,000, which is invested in Xiegang Gas Turbine Project in Guangdong, Dafeng Offshore Wind Power Project in Jiangsu, Mianchi Phoenix Mountain Wind Power Project in Henan, Longchi Wind Power Project in Anhui, Yangpu Thermal Power Project in Hainan and Ruijin Coal-fired Power Project Phase II in Jiangxi after deducting the issuance expenses. The details is as follows:

S/N	Project name	Total investment in the Project (RMB0’000)	Proceeds proposed to be invested in the Project (RMB0’000)
1	Xiegang Gas Turbine Project in Guangdong (800MW)	360,000.00	72,000.00
2	Dafeng Offshore Wind Power Project in Jiangsu (300MW)	564,815.00	248,227.23
3	Mianchi Phoenix Mountain Wind Power Project in Henan (100MW)	85,381.85	17,076.37
4	Longchi Wind Power Project in Anhui (100MW)	85,622.00	17,124.40
5	Yangpu Thermal Power Project in Hainan (700MW)	401,300.00	72,234.00
6	Ruijin Coal-fired Power Project Phase II in Jiangxi (2000MW)	719,000.00	73,338.00
Total		2,216,118.85	500,000.00

If the actual net proceeds raised is less than the amount of proceeds proposed to be invested, the insufficient part shall be raised by the Company itself. Before the capital raised by this non-public issuance of shares is put in place, the Company will invest the capital raised by itself first according to the actual project progress, and replace it after the proceeds is in place.

II.	BASIC INFORMATION OF AND FEASIBILITY ANALYSIS ON PROJECTS INVESTED BY THE PROCEEDS

(I)	Xiegang Gas Turbine Project in Guangdong

1.	Basic information of the Project

The Project is located in Xiegang Town, Dongguan City, Guangdong Province, which is a gas and steam combined cycle cogeneration project approved by the Guangdong Provincial Development and Reform Commission. The project is proposed to build a 2 × 400MW grade (F grade improved) gas and steam combined cycle cogeneration unit with a total investment of RMB36 billion, with RMB720 million, from the proceeds under this issuance.

2.	Background and necessity of the Project

Since the reform and opening up, Guangdong’s social economy has maintained rapid and stable development, and the demand for electricity has also increased rapidly. During the “13th Five-Year Plan” period, there is still a certain gap in power supply in Guangdong Province. Dongguan is located in the heart of the Pearl River Delta, and is one of the important load center of the Guangdong power grid. The region enjoys a convenient transportation with Hong Kong and Macao as its neighbors; it has a developed economy, with increasing power consumption. Currently Dongguan mainly relies on the power supply of the provincial power network. With the accelerated decommissioning of small thermal power plant, power supply for Dongguan becomes increasingly tense.

Through the construction of gas and thermal power plant co-production project, this project not only meets the needs for central heating, but also improves the reliability of power supply. It can ease the pressure of provincial network power supply to Dongguan Power Grid, meet the increasing needs of Dongguan City and the power needs in the neighbourhood of the power plant, improve the efficiency of use, which plays a positive role in improving the environmental quality of Dongguan City, achieving energy-saving emission reduction and the construction of a low-carbon city, and is conducive to sustainable development in the local area.

3.	Economic benefit assessment

According to feasibility study report of the Project, the financial internal rate of return (FIRR) on the investment is 8.69%, and the Project has a good economic benefit.

4.	Project approval

(1)
“Pre-trial Views of Guangdong Provincial Department of Land and Resources on the Used of Land in the Huaneng Dongguan Xiegang Gas-fired Combined Heat and Power Co-production Project” (YGTZ(Y)H [2014] No. 93) has been obtained for the Project.

(2)
The “Reply of the Environmental Protection Department of Guangdong Province on the Approval of the Environmental Impact Report of the First Phase (2 × 400MW) Project of Huaneng Dongguan Xiegang Gas-fired Combined Heat and Power Co-production Project (YHP[2014] No.428) has been obtained for the Project in December 2014.

(3)
The “Reply of the Guangdong Provincial Development and Reform Commission on the approval of the Huaneng Dongguan Xiegang Gas-fired Combined Heat and Power Co-production Project” (YFGNDH[2015] No.3518) has been obtained for the Project in August 2015.

(II)	Dafeng Offshore Wind Power Project in Jiangsu

1.	Basic information of the Project

The Project is located in Maozhusha of the Sea Area in Dafeng District, Jiangsu Province. As an offshore wind power project approved by the Jiangsu Provincial Development and Reform Commission, the Project is close to Mishu Yanghaicao to the east, Chenjiawucao to the west, Maoyuhang to the north and Shichuanhang to the south. The Project will install 75 wind turbine units with the single capacity of 4MW and total capacity of 300MW. The Project’s total investment is RMB5,648.15 million, with RMB2,482.2723 million from the proceeds under by this issuance.

2.	Background and necessity of the Project

Wind resource is one of the renewable energies with the best conditions for commercial and large-scale development. Both China and other foreign countries have very advanced technologies and a large market size for it. The areas with abundant wind energy resources in mainland China are mainly concentrated in the “Three North” areas, but the power grid system is relatively weak. With the large-scale development of wind power, the impact of large-scale wind power grid on the quality of power and the safe operation of power system is emerging. The development of wind power has encountered bottlenecks in China’s “Three North” areas, while the power grid system in China’s eastern coastal area is relatively developed and the offshore wind energy resources are also abundant. Therefore, it has obvious advantage to develop offshore wind farm actively at this stage.

The wind farm is featured by short construction period, fast power generation and early benefit; meanwhile, it can increase the local fiscal revenue, promote economic development and provide employment opportunities. As a clean energy, wind power does not emit any harmful gas and is favorable for environmental protection. After the completion of the wind farm, it can transport clean renewable energy to the grid and improve the power structure. In summary, the development and construction of this Project are in line with the requirements of Planning for Wind Power Project in Jiangsu; meanwhile, the development and construction of wind farms can effectively promote the local economy and the development of wind power industry chain, with good social and economic benefits, and is of positive significance in improving the power grid structure, promoting the development of offshore wind power in Jiangsu Province and developing renewable energy.

3.	Economic benefit assessment

According to the feasibility study report of the Project, the FIRR on the investment is 12.12% and the Project has a good economic benefit.

4.	Project approval

(1)
Environmental Impact Report About 300MW Offshore Wind Power Demonstration Project in Dafeng, Jiangsu (GHHZ [2012] No. 885) from the State Oceanic Administration has been obtained for the Project in December 2012.

(2)
Official Reply to Sea Use for Huaneng 300MW Offshore Wind Power Demonstration Project in Dafeng, Jiangsu (SHYH [2015] No.102) from Jiangsu Ocean & Fisheries Bureau has been obtained for the Project in August 2015.

(3)
Official Reply to Re-approval of Huaneng 300MW Offshore Wind Power Project in Dafeng, Jiangsu by Jiangsu Development & Reform Commission (SFGNYF [2015] No.1488) from Jiangsu Development & Reform Commission has been obtained for the Project in December 2015.

(III)	Mianchi Phoenix Mountain Wind Power Project in Henan

1.	Basic Information of the Project

The Project, located in Mianchi County, Henan Province, is the wind power project approved by Sanmenxia City Development and Reform Commission. The Project is proposed to install 50 wind turbine units with the single capacity of 2MW. The Project’s total investment is RMB853.8185 million, with RMB170.7637 million from the proceeds under this issuance.

2.	Background and necessity of the Project

With the continuous improvement of economic level, people’s awareness of environment protection is gradually increased and people pay more attention to the quality of life. As the development of green energy becomes a new energy development direction, the development and construction of wind power plants, as one of the green energy is very necessary.

The wind energy resources in Huaneng Mianchi County wind farm have good value for development and utilization, with necessary basis conditions for the construction of wind farms. The development of this wind farm is in line with the principles of sustainable development and national energy development policy, can reduce the consumption of fossil resources, and reduce the emission of harmful gases on the environment due to the burning of coal, etc. The development and construction of Huaneng Mianchi County Wind Farm is not only an effective supplement to the energy supply in Henan Province, but also as a green power, is conducive to easing the pressure of environmental protection in the power industry in Henan, and promoting the sustainable development of regional economy.

3.	Economic benefit assessment

According to the feasibility study report of the Project, the FIRR for the investment is 8.73% and the Project has a good economic benefit.

4.	Project approval

(1)
The Pre-trial Opinions of Sanmenxia City Land Resources Bureau on the Construction Land for Mianchi Phoenix Mountain Wind Power Project of Huaneng (S.G.T.Z. [2014] No. 287) issued by Sanmenxia City Land Resources Bureau has been obtained for the Project in November 2014.

(2)
The Reply of the Department of Environmental Protection of Henan Province on the Environmental Impact Report of Mianchi Phoenix Mountain Wind Farm 100MW Engineering of Huaneng (Y.H.S. [2015] No. 522) issued by the Department of Environmental Protection of Henan Province has been obtained for the Project in December 2015.

(3)
The Reply of the Sanmenxia City Development and Reform Commission on Approving Mianchi Phoenix Mountain Wind Power Project of Henan Branch of Huaneng (S.F.G.N.Y. [2015] No. 526) issued by the Sanmenxia City Development and Reform Commission has been obtained for the Project in December 2015.

(IV)	Longchi Wind Power Project in Anhui

1.	Basic information of the Project

The Project, located in Huaining County, Anhui Province, is the wind power project approved by Anhui Provincial Development and Reform Commission. The Project is proposed to install 50 wind turbine units with the single capacity of 2MW. The Project’s total investment is RMB856.22 million, with about RMB171.244 million from the proceeds under this issuance.

2.	Background and necessity of the Project

Wind resource is the most commercially viable energy in the field of renewable energy and is a clean energy whose development is encouraged and supported by China. Wind power generation is featured by no pollution, reproducibility, small footprint and short construction period. From the perspective of saving coal resources and protecting the environment, the construction of wind farms has obvious economic, social and environmental benefits.

Development and construction of this Project is in line with the country’s sustainable development strategy and regional energy development plan, which is beneficial to speeding up the development and utilization of wind energy resources in Anhui Province, optimizing the power structure, promote energy conservation and emission reduction.

3.	Economic benefit assessment

According to the feasibility study report of the Project, FIRR on the investment is 8.12% and the Project has a good economic benefit.

4.	Project approval

(1)
The Letter of Department of Land and Resources of Anhui Province for the Pre- trail Filing of Construction Land Used for Huaining County Longchi Wind Farm Project of Huaneng (WGTZH [2015] No. 21) issued by the Department of Land and Resources of Anhui Province has been obtained for the Project in January 2015.

(2)
The Letter of Approval Opinions of the Department of Environmental Protection of Anhui Province on the Environmental Impact Report of Anqing Huaining Longchi Wind Power Project of Huaneng International (W.H.H. [2015] No. 814) issued by the Department of Environmental Protection of Anhui Province has been obtained for the Project in July 2015.

(3)
The Reply of the Anhui Provincial Development and Reform Commission on Approving Anqing Huaining Longchi Wind Farm Project of Huaneng International (W.F.G.N.Y.H. [2015] No. 752) issued by the Anhui Provincial Development and Reform Commission has been obtained for the Project in September 2015.

(V)	Yangpu Thermal Power Project in Hainan

1.	Basic information of the Project

The Project, located in Yangpu Economic Development Zone, Hainan Province, is a thermal power project approved by Hainan Development & Reform Commission, and it is proposed to build two units of 350MW in the Project. The total project investment is RMB4.013 billion, with about RMB722.34 million from the proceeds under the issuance.

The Project is to be funded by joint venture project company Huaneng Hainan Yangpu Thermal Power Company, Ltd., which holds a 90% stake in Huaneng Hainan Power Generation Company, Ltd., and joint venture partner Hainan Yangpu Development and Construction Holdings, Ltd., which holds 10% stake. The Company intends to raise funds through long-term entrusted loans to provide for Hainan Power Generation, then enter Yangpu Thermal Power Project through capital injection; the other shareholder Hainan Yangpu Development and Construction Holdings, Ltd. will provide the same proportion of funding.

2.	Background and necessity of the Project

With rapid development of economy in Hainan, by 2020, due to the uncertain installed capacity of Hainan power grid in “13th Five-Year Plan”, under the premise of only considering the existing approved and permitted installed capacity, the installed capacity vacancy of Hainan power grid in 2020 will reach 4392MW, and with rapid increase of loads, the power vacancy of Hainan power grid during the “13th Five-Year Plan” will be further increased. Putting the Project into operation not only can meet the demand on heat used in the Development Zone, but also can play a positive role in meeting the load development demands on rapid increase of Hainan power grid. Therefore, putting the Project into operation will effectively relieve the power supply pressure of Hainan power grid, and the construction of the subsequent projects will play an important role in relieving the intense situation of Hainan power during the “13th Five-Year Plan”.

Simultaneously, the Project will reduce the construction cost of public facilities to some extent; after completion, the Project not only can meet the requirements of centralized heating in the Development Zone, but also will replace the original and proposed heating boilers in the Development Zone, in order to reduce emission of sulfur dioxide and dust, reduce environment pollution, which is conducive to protect of the ecological environment, and has remarkable economical and social benefits.

3.	Economic benefit assessment

According to the feasibility study report of the Project, the FIRR on the investment is 9.32%, and the Project has a good economic benefit.

4.	Project approval

(1)
The letter from the Department of Ecology and Environment Protection of Hainan Province for Approval of the Environmental Impact Statement of Huaneng Yangpu Cogeneration Project (QHH [2015] No. 974) was obtained for this project has been obtained for the Project in August 2015.

(2)
The letter from the Department of Land and Resources of Hainan Province for the Land Use Preview of Huaneng Yangpu Cogeneration Project (QGTZSZ [2015] No.18) was obtained for this project from the Department of Land and Resources of Hainan Province has been obtained for the Project in October 2015.

(3)
The letter from Hainan Development and Reform Commission on the Verification of Huaneng Yangpu Cogeneration Project (QFGSP [2015] No. 2411) was provided for the Project by Hainan Development and Reform Commission has been obtained for the Project in December 2015.

(VI)	Ruijin Coal-fired Power Project Phase II in Jiangxi

1.	Basic information of the Project

The Project, located in Maodian Town, Gan County, Ganzhou City, Jiangxi Province, is a thermal power project approved by Jiangxi Development and Reform Commission. For this project, two sets of ultra-supercritical generating units of 1000MW are proposed for expansion, and the desulfurization and denitration facilities will also be under construction synchronously. The total project investment is RMB7.19 billion, with about RMB733.38 from the proceeds under this issuance.

2.	Background and necessity of the Project

The Ganzhou power supply area is located at the south end of Jiangxi power grid. With large power load and limited power installed capacity in this area, plus the lack of strong power supply, this area is a typical receiving-end power grid. In such area, the power supply of grid is weak in reliability, voltage quality safety and stability. From the view of grid structure, the support from strong power supply points is especially needed. At the same time, large gap exists in the power demand balance of Ganzhou power supply area, and the gap gradually grows year by year. Thus, it would be very reasonable and necessary to solve the power supply problems right on the spot by adding power installed capacity to the regional receiving-end power grid.

The construction of Phase II Expansion Project of Huaneng Ruijin Power Plant enhances the strong power support for end power grid, and it can significantly improve the operation security and stability as well as the voltage quality and power supply reliability for Jiangxi power grid (especially for Ganzhou power supply area). The project also strengthens the grid structure and improves the grid’s capacity of resisting disturbance. Meanwhile, the Project can effectively alleviate the shortage of power supply in Ganzhou, and this would be very helpful for the rapid and sustainable economic development of Ganzhou.

3.	Economic benefit assessment

According to the feasibility study report of the Project, FIRR on the investment is 7.30% and the Project has a good economic benefit.

4.	Project approval

(1)
The Opinions of the Department of Land and Resources of Jiangxi Province on the Preview of Land Use for the Phase II (2×1000MW) Expansion Project of Huaneng Ruijin Power Plant (GGTZH [2015] No. 542) has been obtained for the Project in May 2015.

(2)
The Approval of Environmental Protection Department of Jiangxi Province for the Environmental Impact Statement of Phase II 2×1000MW Ultra-supercritical Unit Expansion Project of Huaneng Ruijin Power Plant (GHPZ [2015] No. 67) has been obtained for the Project in May 2015.

(3)
The Approval of Jiangxi Development and Reform Commission for the Verification of the Phase II Expansion Project of Huaneng Ruijin Power Plant (GFGNY [2015] No. 699) issued by Jiangxi Development and Reform Commission in June 2015; the Notification of Jiangxi Province Bureau of Energy on the 1000MW Construction Capacity of the Second Unit of the Phase II Expansion Project of Huaneng Ruijin Power Plant (GNDLZ [2015] No. 69) issued by Jiangxi Development and Reform Commission has been obtained for the Project in September 2015.

III.	IMPACT OF PROJECTS INVESTED FROM THE PROCEEDS RAISED ON THE COMPANY’S FINANCIAL CONDITION AND MANAGEMENT

(I)	Impact of the issuance on the Company’s operating business

The Company always adheres to the development goals as “As a power generation company, be committed to providing adequate, reliable and environmentally friendly electricity for the community; as a listed company, create long-term, stable, growing returns for shareholders; as a first- class power company, be committed to excellent operation, domestic outstanding and international leading status”. This issuance is an important measure for the Company to implement this strategic goal. The investment made by the proceeds is in line with the national industrial policy. After the investment project is completed, the Company further optimizes the newly increased gas turbine with the thermal power installed capacity of 800 MW, the wind power equity installed capacity of 500 MW and thermal power 1,650 MW with the power supply structure further optimized. Meanwhile, the investment project of the proceeds has relatively good prospects for development and economic assessment. After the Project is completed, it will further improve the profitability and competitive strength of Huaneng International, which is in line with the fundamental interests of the majority of shareholders.

(II)	Impact of the issuance on the Company’s financial condition

After the completion of this non-public issuance, the Company’s total assets and net assets will be increased, but the Company’s asset-liability ratio will be reduced. With the completion of investment projects, the Company’s profitability will be further improved and the development potential will also be enhanced. After the completion of this issuance, as the project invested by capital raised needs certain construction period, in the short term, the Company’s ROE (Rate of Return on Common Stockholders’ Equity) will certainly be affected; but in the middle and long term, with the benefits gradually generated by the project, the Company’s revenue and profit levels will gradually be increased and the Company’s profitability and profit stability will be constantly increased.

In summary, the project invested by capital raised by this non-public issuance is in line with national industrial policy and industry trends, has good economic benefits and is of great significance in enhancing the Company’s core competitiveness and reducing the financial risk. The implementation of this Project will help to further enhance the Company’s overall strength, enhance the Company’s industry status and maintain sustainable development of the Company, which are in line with the interests of all shareholders.

Huaneng Power International, Inc.

22 August 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By  /s/ Huang Chaoquan

Name: Huang Chaoquan
Title:   Company Secretary

Date:	August 22, 2017